                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                   FORM 11-K

            [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1998

                                       OR

            [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from ____ to ____

                                Commission File
                                 Number 1-5491

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Rowan Companies, Inc.
                             2800 Post Oak Boulevard
                             Suite 5450
                             Houston, Texas 77056-6196

                             REQUIRED INFORMATION

      The Rowan Companies, Inc. Savings and Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 OF Form 11-K, the financial statements and schedules of the Plan for and as of the fiscal year and fiscal year-ends reflected therein, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                   SIGNATURES

      The Plan, Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         ROWAN COMPANIES, INC. SAVINGS
                         AND INVESTMENT PLAN

                         By: Rowan Companies, Inc. Savings
                             and Investment Plan
                             Administrative Committee:

           /s/ JOHN R. COLLINS                    June 29, 1999
           -------------------------------
               John R. Collins

           /s/ MARK H. HAY                        June 29, 1999
           -------------------------------
               Mark H. Hay

           /s/ C. R. PALMER                       June 29, 1999
           -------------------------------
               C. R. Palmer

           /s/ E. E. THIELE                       June 29, 1999
           -------------------------------
               E. E. Thiele

                                   APPENDIX 1

                             ROWAN COMPANIES, INC.
                          SAVINGS AND INVESTMENT PLAN

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
        AND FOR THE YEAR ENDED DECEMBER 31, 1998, SUPPLEMENTAL SCHEDULES
                 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1998
                        AND INDEPENDENT AUDITORS' REPORT

ROWAN COMPANIES, INC. SAVINGS AND
INVESTMENT PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits, December 31, 1998                                               2

   Statement of Net Assets Available for Benefits, December 31, 1997                                               3

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1998                                                                                             4

   Notes to Financial Statements for the Years Ended December 31, 1998 and 1997                                    5

SUPPLEMENTAL SCHEDULES:

   Assets Held for Investment (Form 5500, Item 27a), December 31, 1998                                             8

   Reportable Transactions (Form 5500, Item 27d) for the Year Ended December 31, 1998                              9



Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Rowan Companies, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Rowan Companies, Inc. Savings and Investment Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment as of December 31, 1998 and Reportable Transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Houston, Texas
June 25, 1999

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1998
------------------------------------------------------------------------------

                                                         SUPPLEMENTAL INFORMATION BY FUND
                              ---------------------------------------------------------------------------------
                                                                    Fidelity        Fidelity        Fidelity
                                   Fidelity        Fidelity       Intermediate       Equity        Aggressive
                                   Puritan         Magellan           Bond          Income II        Growth
                                    Fund            Fund              Fund            Fund            Fund
ASSETS:
   Cash
   Investments - at fair value   $6,179,737       $10,214,908     $ 1,273,131     $   855,293     $   986,123
   Receivables:
      Contributions:
         Employee                   113,656           153,804          23,909          22,695          21,960
         Employer                    38,339            52,187           9,074           7,254           6,867
      Unsettled sales
                                 ----------       -----------     -----------     -----------     -----------
TOTAL ASSETS                      6,331,732        10,420,899       1,306,114         885,242       1,014,950

LIABILITIES - Payable for
   unsettled purchases
                                 ----------       -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE
   FOR BENEFITS                 $ 6,331,732       $10,420,899     $ 1,306,114     $   885,242     $ 1,014,950
                                ===========       ===========     ===========     ===========     ===========



                                          SUPPLEMENTAL INFORMATION BY FUND
                                     -----------------------------------------
                                       Fidelity      Fidelity          Rowan
                                        Money         Managed        Companies
                                        Market        Income           Stock
                                      Portfolio      Portfolio          Fund            Total
ASSETS:
   Cash                                                             $    58,001     $    58,001
   Investments - at fair value      $ 1,697,187     $ 1,049,231       1,147,990      23,403,600
   Receivables:
      Contributions:
         Employee                        34,439          20,030          24,283         414,776
         Employer                        12,609           7,812           7,760         141,902
      Unsettled sales                                                    47,506          47,506
                                    -----------     -----------     -----------     -----------
TOTAL ASSETS                          1,744,235       1,077,073       1,285,540      24,065,785

LIABILITIES - Payable for
   unsettled purchases                                                   41,612          41,612
                                    -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE
   FOR BENEFITS                     $ 1,744,235     $ 1,077,073     $ 1,243,928     $24,024,173
                                    ===========     ===========     ===========     ===========



See notes to financial statements.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1997
------------------------------------------------------------------------------

                                                          SUPPLEMENTAL INFORMATION BY FUND
                               --------------------------------------------------------------------------------------
                                                                         Fidelity      Fidelity       Fidelity
                                          Fidelity       Fidelity      Intermediate     Equity       Aggressive
                                           Puritan       Magellan         Bond         Income II       Growth
                                            Fund           Fund           Fund           Fund           Fund
ASSETS:
   Cash
   Investments - at fair value        $ 4,543,051     $ 6,211,773     $ 1,009,732     $   391,594     $   329,214
   Receivables:
      Contributions:
         Employee                         106,796         134,172          22,736          15,610          13,015
         Employer                          38,414          48,791           9,090           5,300           4,137
      Unsettled sales
                                      -----------     -----------     -----------     -----------     -----------

TOTAL ASSETS                            4,688,261       6,394,736       1,041,558         412,504         346,366

LIABILITIES - Payable for
   unsettled purchases
                                      -----------     -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE
   FOR BENEFITS                       $ 4,688,261     $ 6,394,736     $ 1,041,558     $   412,504     $   346,366
                                      ===========     ===========     ===========     ===========     ===========




                                   SUPPLEMENTAL INFORMATION BY FUND
                               --------------------------------------------
                                     Fidelity       Fidelity         Rowan
                                      Money         Managed       Companies
                                     Market         Income          Stock
                                    Portfolio      Portfolio         Fund           Total
ASSETS:
   Cash                                                             $  62,510      $   62,510
   Investments - at fair value    $ 1,097,699     $   762,988         328,986      14,675,037
   Receivables:
      Contributions:
         Employee                      27,733          17,955          10,008         348,025
         Employer                      11,404           7,527           3,191         127,854
      Unsettled sales                                                  11,156          11,156
                                  -----------     -----------     -----------     -----------

TOTAL ASSETS                        1,136,836         788,470         415,851      15,224,582

LIABILITIES - Payable for
   unsettled purchases                                                 57,060          57,060
                                  -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE
   FOR BENEFITS                  $ 1,136,836     $   788,470     $   358,791     $15,167,522
                                 ===========     ===========     ===========     ===========


See notes to financial statements.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                                   SUPPLEMENTAL INFORMATION BY FUND
                                        ------------------------------------------------------------------------------------
                                                                              Fidelity            Fidelity         Fidelity
                                            Fidelity        Fidelity        Intermediate           Equity         Aggressive
                                            Puritan         Magellan           Bond                Income II        Growth
                                              Fund            Fund             Fund                 Fund             Fund

ADDITIONS:
   Net appreciation (depreciation)
      in investments                    $    232,695      $  2,009,958      $     10,241      $     61,590     $    185,553
   Investment income                         615,190           451,769            70,130            73,044           59,505
   Contributions:
      Employee                             1,360,531         1,887,006           283,574           254,661          239,265
      Employer                               471,889           637,147           108,464            81,167           72,847
   Other                                                                                                              2,363
                                        ------------      ------------      ------------      ------------     ------------

                Total additions            2,680,305         4,985,880           472,409           470,462          559,533
                                        ------------      ------------      ------------      ------------     ------------

DEDUCTIONS:
   Employee withdrawals                      278,614           550,716            52,736            23,071           19,134
   Net employee forfeitures                    8,786            29,847             4,443             2,227            3,629
   Administrative expenses                                                                                              139
                                        ------------      ------------      ------------      ------------     ------------

                Total deductions             287,400           580,563            57,179            25,298           22,902
                                        ------------      ------------      ------------      ------------     ------------

INTERFUND TRANSFERS                         (749,434)         (379,154)         (150,674)           27,574          131,953
                                        ------------      ------------      ------------      ------------     ------------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                  1,643,471         4,026,163           264,556           472,738          668,584

NET ASSETS AVAILABLE
   FOR BENEFITS:
   Beginning of year                       4,688,261         6,394,736         1,041,558           412,504          346,366
                                        ------------      ------------      ------------      ------------     ------------

   End of year                          $  6,331,732      $ 10,420,899      $  1,306,114      $    885,242     $  1,014,950
                                        ============      ============      ============      ============     ============







                                                   SUPPLEMENTAL INFORMATION BY FUND
                                         ---------------------------------------------------
                                             Fidelity           Fidelity             Rowan
                                              Money             Managed           Companies
                                              Market             Income              Stock
                                             Portfolio          Portfolio             Fund          Total

ADDITIONS:
   Net appreciation (depreciation)
      in investments                                                          $   (460,110)     $  2,039,927
   Investment income                      $     70,150      $     51,401             1,485         1,392,674
   Contributions:
      Employee                                 392,802           226,095           207,590         4,851,524
      Employer                                 141,357            91,380            67,665         1,671,916
   Other                                                                                               2,363
                                          ------------      ------------      ------------      ------------

                Total additions                604,309           368,876          (183,370)        9,958,404
                                          ------------      ------------      ------------      ------------

DEDUCTIONS:
   Employee withdrawals                         88,607            33,906             4,883         1,051,667
   Net employee forfeitures                    (52,846)            3,674               240                --
   Administrative expenses                      49,947                                                50,086
                                          ------------      ------------      ------------      ------------

                Total deductions                85,708            37,580             5,123         1,101,753
                                          ------------      ------------      ------------      ------------

INTERFUND TRANSFERS                             88,798           (42,693)        1,073,630                --
                                          ------------      ------------      ------------      ------------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                      607,399           288,603           885,137         8,856,651

NET ASSETS AVAILABLE
   FOR BENEFITS:
   Beginning of year                         1,136,836           788,470           358,791        15,167,522
                                          ------------      ------------      ------------      ------------

   End of year                            $  1,744,235      $  1,077,073      $  1,243,928      $ 24,024,173
                                          ============      ============      ============      ============

See notes to financial statements.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of the Rowan Companies, Inc. Savings and Investment Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Plan is a defined contribution, individual account 401(k) plan covering substantially all drilling and aviation employees of Rowan Companies, Inc. and its subsidiaries (the "Company").

      PARTICIPATION - Employees are eligible to enter the Plan on the January 1 or July 1 immediately following the completion of 1,000 hours of service in the 12-month period beginning on the employee's date of hire and ending on the anniversary of such date.

      FUNDING - Under the Plan, eligible employees may make basic contributions of up to 6%, and additional contributions of up to 9%, of their regular compensation on a before-tax basis. The Company makes a matching contribution equal to 50% of a participant's basic contribution.

      INVESTMENT OPTIONS - The assets of the Plan are held and managed by Fidelity Management Trust Company, the Trustee of the Plan (the "Trustee"). Participants direct the investment of their accounts into any of the following:

         Fidelity Puritan Fund seeks current income and capital preservation by investing primarily in high-yielding domestic and foreign stocks and bonds.

         Fidelity Magellan Fund seeks long-term capital appreciation by investing primarily in domestic and foreign stocks and convertible bonds across a variety of industries and sectors.

         Fidelity Intermediate Bond Fund seeks a high level of current income by investing primarily in domestic and foreign securities with intermediate maturities.

         Fidelity Equity-Income II Fund seeks current income and capital appreciation by investing primarily in income-producing stocks.

         Fidelity Aggressive Growth Fund seeks long-term capital appreciation by investing primarily in stocks of companies believed to offer the potential for accelerated growth.

         Fidelity (Retirement Government) Money Market Portfolio seeks a high level of current income and capital and liquidity preservation by investing primarily in obligations issued or guaranteed by the U.S. government or its agencies.

         Fidelity Managed Income Portfolio seeks capital preservation and a competitive level of current income over time by investing primarily in short- and long-term investment contracts.

         The Rowan Companies Unitized Stock Fund, added to the Plan effective July 1, 1997, allows participants convenient access to the common stock of Rowan Companies, Inc., the Plan's sponsor.

      EXPENSES - Participants' accounts are charged with investment advisory and other fees by the Trustee. All other expenses of administering the Plan are borne by the Company.

      VESTING PROVISIONS - Participants are 100% vested at all times in their own contributions, plus any earnings accrued thereon, and achieve 100% vesting in employer matching contributions, plus any earnings thereon, after five years or more of qualified service.

      Participants at age 65 are entitled to 100% of all contributions, plus any earnings accrued thereon. Upon death or permanent disability, a participant, or his beneficiary, will be entitled to 100% of all contributions, plus any earnings accrued thereon.

      DISTRIBUTIONS - Participants can obtain lump-sum or installment distributions of vested balances upon termination of employment, retirement, disability or death. Other hardship withdrawals can be obtained under certain conditions. At both December 31, 1998 and 1997, Plan assets included approximately $27,000 of distributions payable to former Plan participants.

      FORFEITURES - Upon termination of employment, participants' nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or administrative expenses otherwise payable by the Company.

      PLAN TERMINATION - Although it has not expressed any intention to do so, the Company may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event the Plan is terminated, each participant shall be entitled to 100% of all contributions, plus any earnings accrued thereon, as of the date of termination.

      PARTY-IN-INTEREST TRANSACTIONS - The investment by the Trustee of Plan contributions into mutual funds managed by an affiliate of the Trustee are party-in-interest transactions, and the related management fees are deducted from investment earnings. The Company is also a party-in-interest.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Plan have been prepared on the accrual basis of accounting. Investments are stated at fair value as determined by the Trustee based upon quoted market prices for the underlying securities, and realized and unrealized gains or losses are computed based on the fair value of the assets at the beginning of the Plan year.

      The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from such assets and liabilities during the reporting period. Actual results could differ from these estimates.

      Certain reclassifications have been made to the 1997 amounts to conform with the 1998 presentations.

3.    TAX STATUS OF THE PLAN

      The Internal Revenue Service has determined and informed the Company by a letter dated October 22, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Though the Plan has been amended since that date, the Plan administrator and the Company believe that the Plan continues to be designed and is currently being operated in compliance with the applicable requirements of the IRC. A request for a new determination letter has been made.

4.    MASTER DEFINED CONTRIBUTION TRUST

      Effective July 1, 1997, in connection with the addition of the Rowan Companies Unitized Stock Fund, the Plan created a Master Defined Contribution Trust (the "Trust"). The Trust permits the commingling for investment and administrative purposes of certain of the Plan's assets with those of another plan sponsored by the Company. The Trustee maintains supporting records for the purpose of allocating investment gains or losses to the participating plans.

      The investment accounts of the Trust are valued at fair value at the end of each trading day based upon quoted market prices. Net investment gains or losses for each day are allocated by the Trustee to each participating plan based on the plans' relative interest in the investment units of the Trust.

      At December 31, 1998, the Trust had net assets available for benefits of $1,938,442, including $90,620 of cash, $119,100 of receivables and $1,793,740 fair value of Rowan Companies, Inc. common stock, net of $65,018 of payables. At December 31, 1997, the Trust had net assets available for benefits of $900,088, including $159,370 of cash, $47,444 of receivables and $838,750 fair value of Rowan Companies, Inc. common stock, net of $145,476 of payables. The net investment loss for the Trust during the year ended December 31, 1998 was $998,675, including $1,001,903 of net depreciation of Rowan Companies, Inc. common stock, net of $3,228 of interest income.

      The Plan's interest in the Trust's total investment units was 64% at December 31, 1998 and 39% at December 31, 1997, with the balance attributed to the other Rowan-sponsored plan.

5.    UNIT VALUES

      The Plan's Rowan Companies Unitized Stock Fund had 575,681 and 89,033 participation units outstanding at December 31, 1998 and 1997, respectively. Plan participants' equity per unit was $9.40 at March 31, 1998, $6.33 at June 30, 1998, $3.69 at September 30, 1998 and $3.29 at
      December 31, 1998.




                                     ******

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT (Form 5500, Item 27a), DECEMBER 31, 1998
--------------------------------------------------------------------------------

  COLUMN A                 COLUMN B                              COLUMN C                       COLUMN D           COLUMN E
  --------                 --------                              --------                       --------           --------

                     IDENTITY OF ISSUER,
                       BORROWER, LESSOR                       DESCRIPTION OF                                         FAIR
                       OR SIMILAR PARTY                         INVESTMENT                        COST              VALUE



      *          Fidelity Management Trust Co.          Puritan Fund                           $  5,683,680      $  6,179,737

      *          Fidelity Management Trust Co.          Magellan Fund                             7,736,680        10,214,908

      *          Fidelity Management Trust Co.          Intermediate Bond Fund                    1,259,940         1,273,131

      *          Fidelity Management Trust Co.          Equity Income II Fund                       793,094           855,293

      *          Fidelity Management Trust Co.          Aggressive Growth Fund                      852,936           986,123

      *          Fidelity Management Trust Co.          Money Market Portfolio                    1,697,187         1,697,187

      *          Fidelity Management Trust Co.          Managed Income Portfolio                  1,049,231         1,049,231

      *          Rowan Companies, Inc.                  Rowan Companies Stock                     1,642,786         1,147,990
                                                                                               ------------      ------------

                 Total                                                                         $ 20,715,534      $ 23,403,600
                                                                                               ============      ============

* Party-in-interest

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS (Form 5500, Item 27d)
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

     COLUMN A                  COLUMN B              COLUMN C         COLUMN D        COLUMN G        COLUMN H       COLUMN I
     --------                  --------              --------         --------        --------        --------       --------

                                                                                                      CURRENT
                                                                                                      VALUE OF
     IDENTITY                                                                                         ASSET ON         NET
     OF PARTY                DESCRIPTION             PURCHASE         SELLING         COST OF       TRANSACTION        GAIN
     INVOLVED                  OF ASSET              PRICE (1)       PRICE (1)         ASSET            DATE          (LOSS)

                   SINGLE TRANSACTIONS:

                      None



                   SERIES OF TRANSACTIONS:

    * Fidelity        Puritan Fund                 $   2,630,966    $   1,226,975   $   3,768,379   $   3,857,941    $   89,562
     Management       Magellan Fund                    3,212,320        1,219,144       4,264,088       4,431,464       167,376
     Trust Co.        Intermediate Bond Fund             523,800          270,641         792,342         794,441         2,099
                      Equity Income II Fund              646,683          244,575         884,360         891,258         6,898
                      Aggressive Growth Fund             633,074          161,718         793,849         794,792           943
                      Money Market Portfolio           1,245,269          645,780       1,891,049       1,891,049
                      Managed Income Portfolio           609,197          322,954         932,151         932,151

      * Rowan
     Companies        Rowan Companies Stock Fund       3,462,533        1,505,627       5,389,046       4,968,160      (420,886)
       Inc.

(1) Represents market value on transaction date.

* Party-in-interest

                               INDEX TO EXHIBITS




Exhibit
Number                   Description
-------                  -----------

  23.1             INDEPENDENT AUDITORS' CONSENT